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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Walker S. Nicholas (Last) (First) (Middle)		The Cronos Group (CRNS)

	125 Rue de Paradis (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			December 31, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	76530 Yville sur Seine, France (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Shares		12/31/02				A			4,928	A	$3.36		31,093		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

See Attachment

***	/s/ S. Nicholas Walker	January 10, 2003
	**Signature of Reporting Person	Date

*** By	/s/ Elinor A. Wexler
Elinor A. Wexler Attorney-in-Fact

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

EXPLANATION OF RESPONSES

Walker, S. Nicholas
The Cronos Group (CRNS)
Form 4 – Statement for December 31, 2002

     The common shares reported on this Form 4 will be acquired by the reporting person upon settlement of stock units granted to the reporting person on the date indicated in column 2 of Table I under the issuer’s Non-Employee Directors’ Equity Plan (the “Plan”). The number of stock units received by the reporting person equals the cash compensation he elected to receive in the form of stock units as a director of the issuer, multiplied by 125%, with the resultant product divided by the average of the fair market value of a share of the issuer’s common shares determined for the 20 trading days immediately preceding the date that the cash compensation would otherwise have been payable to the reporting person. The number of shares thus determined for the reporting person on the date indicated in column 2 is set forth in the “amount” column of column 4 of Table I, and the price used to determine the number of common shares granted to the reporting person is set forth in the “price” column of column 4 of Table I. The amount of securities beneficially owned by the reporting person (column 5) is as of the date reported in column 2.

     The Plan was approved by the shareholders of the issuer at the 2000 annual meeting of shareholders held January 10, 2001, and a copy of the Plan was included as Appendix A to the issuer’s Proxy Statement, filed with the Commission on December 5, 2000, as amended on December 6, 2000, for the issuer’s 2000 annual meeting of shareholders.